# SEC Schedule 13D/A (Amendment No. 47) — Beneficial ownership report by holders of more than 5% of a class

Issuer: AMERICA MOVIL SAB DE CV/, CIK 0001129137
CUSIP: 02390A101
Title of class of securities: American Depositary Shares (B Share ADSs), each representing twenty (20) Series B Shares (B Shares)
Address of issuer's principal executive offices: Lago Zurich 245, Plaza Carso / Edificio, Colonia Ampliacion Granada, Miguel Hidal, Mexico City, Mexico (O5), 11529
Date of event which requires filing of this statement: 12/16/2024
Amends the filing with accession number 0000903423-01-000130
Filed by CIK 0001080910
Persons authorized to receive notices and communications: Carlos Slim Helu, Paseo De Las Palmas 781, Piso 3, Lomas De Chapultepec, Ciudad De Mexico, Mexico (O5), 11000, (52) 55 5625 4961; Kyle A. Harris, Esq., Cleary Gottlieb Steen & Hamilton LLP, One Liberty Plaza, New York, New York (NY), 10006, (212) 225-2000

## Reporting persons
- HELU CARLOS SLIM (CIK 0001080910): type of reporting person: individual (IN); citizenship or place of organization: Mexico (O5); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 5,200,354,685; shared voting power 11,091,942,608; sole dispositive power 5,200,354,685; shared dispositive power 11,091,942,608; aggregate amount beneficially owned 16,292,297,293 (26.7% of the class); the aggregate amount excludes certain shares
- Carlos Slim Domit: type of reporting person: individual (IN); citizenship or place of organization: Mexico (O5); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 2,325,617,791; shared voting power 28,834,458,130; sole dispositive power 2,325,617,791; shared dispositive power 28,834,458,130; aggregate amount beneficially owned 31,160,075,921 (51% of the class); the aggregate amount excludes certain shares
- Marco Antonio Slim Domit: type of reporting person: individual (IN); citizenship or place of organization: Mexico (O5); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 2,328,055,655; shared voting power 28,834,458,130; sole dispositive power 2,328,055,655; shared dispositive power 28,834,458,130; aggregate amount beneficially owned 31,162,513,785 (51% of the class); the aggregate amount excludes certain shares
- Patrick Slim Domit: type of reporting person: individual (IN); citizenship or place of organization: Mexico (O5); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 1,242,622,344; shared voting power 28,834,458,130; sole dispositive power 1,242,622,344; shared dispositive power 28,834,458,130; aggregate amount beneficially owned 30,077,080,474 (49.3% of the class); the aggregate amount excludes certain shares
- Maria Soumaya Slim Domit: type of reporting person: individual (IN); citizenship or place of organization: Mexico (O5); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 795,937,730; shared voting power 28,834,458,130; sole dispositive power 795,937,730; shared dispositive power 28,834,458,130; aggregate amount beneficially owned 29,630,395,860 (48.5% of the class); the aggregate amount excludes certain shares
- Vanessa Paola Slim Domit: type of reporting person: individual (IN); citizenship or place of organization: Mexico (O5); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 936,683,303; shared voting power 28,834,458,130; sole dispositive power 936,683,303; shared dispositive power 28,834,458,130; aggregate amount beneficially owned 29,771,141,433 (48.8% of the class); the aggregate amount excludes certain shares
- Johanna Monique Slim Domit: type of reporting person: individual (IN); citizenship or place of organization: Mexico (O5); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 961,117,898; shared voting power 28,834,458,130; sole dispositive power 961,117,898; shared dispositive power 28,834,458,130; aggregate amount beneficially owned 29,795,576,028 (48.8% of the class); the aggregate amount excludes certain shares
- Grupo Financiero Inbursa, S.A.B. de C.V. ("GFI"): type of reporting person: parent holding company or control person (HC); citizenship or place of organization: Mexico (O5); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 0; shared voting power 940,441,101; sole dispositive power 0; shared dispositive power 940,441,101; aggregate amount beneficially owned 940,441,101 (1.5% of the class)
- Control Empresarial de Capitales S.A. de C.V, formerly known as Inversora Carso, S.A. de C.V. ("Control Empresarial"): type of reporting person: corporation (CO); citizenship or place of organization: Mexico (O5); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 0; shared voting power 10,895,932,873; sole dispositive power 0; shared dispositive power 10,895,932,873; aggregate amount beneficially owned 10,895,932,873 (17.8% of the class)
- Trust No. F/0008 (the "Telmex Trust"): type of reporting person: employee benefit plan or endowment fund (EP); citizenship or place of organization: Mexico (O5); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 1,107,150,664; shared voting power 0; sole dispositive power 1,107,150,664; shared dispositive power 0; aggregate amount beneficially owned 1,107,150,664 (1.8% of the class)
- Trust No. F/0395 (the "Telnor Trust"): type of reporting person: employee benefit plan or endowment fund (EP); citizenship or place of organization: Mexico (O5); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 22,035,877; shared voting power 0; sole dispositive power 22,035,877; shared dispositive power 0; aggregate amount beneficially owned 22,035,877 (0% of the class)
- Fundacion Telmex, A.C. ("Fundacion Telmex"): type of reporting person: partnership (PN); citizenship or place of organization: Mexico (O5); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 147,107,312; shared voting power 0; sole dispositive power 147,107,312; shared dispositive power 0; aggregate amount beneficially owned 147,107,312 (0.2% of the class)
- Fundacion Carlos Slim, A.C. ("Fundacion Carlos Slim"): type of reporting person: partnership (PN); citizenship or place of organization: Mexico (O5); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 356,412,110; shared voting power 0; sole dispositive power 356,412,110; shared dispositive power 0; aggregate amount beneficially owned 356,412,110 (0.6% of the class)
- Instituto Carlos Slim de la Salud, A.C. ("Instituto Carlos Slim de la Salud"): type of reporting person: partnership (PN); citizenship or place of organization: Mexico (O5); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 20,000,000; shared voting power 0; sole dispositive power 20,000,000; shared dispositive power 0; aggregate amount beneficially owned 20,000,000 (0% of the class); the aggregate amount excludes certain shares
- Trust No. F/0126 (the "Control Trust"): type of reporting person: other (OO); citizenship or place of organization: Mexico (O5); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 17,742,515,522; shared voting power 0; sole dispositive power 17,742,515,522; shared dispositive power 0; aggregate amount beneficially owned 17,742,515,522 (29.1% of the class); the aggregate amount excludes certain shares

## Item 1. Security and Issuer
Title of class of securities: American Depositary Shares (B Share ADSs), each representing twenty (20) Series B Shares (B Shares)
Name of issuer: AMERICA MOVIL SAB DE CV/
Address of issuer's principal executive offices: Lago Zurich 245, Plaza Carso / Edificio, Colonia Ampliacion Granada, Miguel Hidal, Mexico City, Mexico (O5), 11529
Comment: This Amendment No. 47 (the "Forty-Seventh Amendment") amends the Schedule 13D filed with the Securities and Exchange Commission (the "Commission") on March 8, 2001, as subsequently amended (the "Schedule 13D"), by the Reporting Persons (as defined below), with respect to the American Depositary Shares ("B Share ADSs"), each representing 20 Series B Shares ("B Shares"), of America Movil, S.A.B. de C.V. (the "Issuer" or "AMX"). Capitalized terms used but not otherwise defined in this Forty-Sixth Amendment have the meanings ascribed to such terms in the Schedule 13D, as amended.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: Following the filing of Amendment No. 46 to the Schedule 13D filed with the Commission on May 10, 2024, Control Empresarial purchased, directly and through its subsidiaries, 174,350,000 B Shares for an aggregate purchase price of US$132,080,227. The funds were obtained from the working capital of Control Empresarial. GFI purchased, through the Mutual Funds and the Pension Funds 19,708,718 B Shares for an aggregate purchase price of US$15,994,613. The funds were obtained from the working capital of GFI. This Forty-Seventh Amendment includes shares deemed beneficially owned by GFI through Afore Inbursa, the ownership of which GFI disclaims.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: See Schedule 2
Number of shares as to which each person has sole or shared power to vote or dispose: Because members of the Slim Family beneficially own a majority of the outstanding voting equity securities of AMX, GFI and Control Empresarial, members of the Slim Family may be deemed to share the power to vote or dispose of, or to direct the voting or disposition of any B Shares owned by such persons (including those beneficially owned by the Telmex Trust, the Telnor Trust, Fundacion Telmex, Fundacion Carlos Slim, Instituto Carlos Slim de la Salud and funds managed by GFI but that GFI holds no economic interest in). Because a board, or in the case of the trusts, a technical committee, the majority of whose members are members or designees of members of the Slim Family or employees of one of the Reporting Persons that may be deemed to be controlled by the Slim Family, makes investment decisions for each of Fundacion Telmex, Fundacion Carlos Slim, Instituto Carlos Slim de la Salud, the Telmex Trust, the Telnor Trust and the Control Trust, members of the Slim Family may be deemed to share the power to vote or dispose of, or to direct the voting or disposition of, any B Shares owned by Fundacion Telmex, Fundacion Carlos Slim, Instituto Carlos Slim de la Salud, the Telmex Trust, the Telnor Trust and the Control Trust. Except as otherwise disclosed herein, none of the Reporting Persons shares voting or disposition power with respect to any B Shares owned by the Reporting Persons.
Transactions in the class effected during the past sixty days: All transactions in B Shares effected by the Reporting Persons during the period beginning 60 days prior to the event which requires the filing of this statement are listed in Schedule 3 hereto and incorporated herein by reference.
Other persons with the right to receive dividends or sale proceeds: Because members of the Slim Family beneficially own a majority of the outstanding voting equity securities of GFI and Control Empresarial, such members of the Slim Family may be deemed to have the right to receive or the power to direct the receipt of dividends from, or the proceeds of the sale of any B Shares owned by such persons. Because a board, or in the case of the trusts, a technical committee, the majority of whose members are members or designees of members of the Slim Family or employees of one of the Reporting Persons that may be deemed to be controlled by the Slim Family, makes investment decisions for each of Fundacion Telmex, Fundacion Carlos Slim, Instituto Carlos Slim de la Salud, the Telmex Trust, the Telnor Trust and the Control Trust, members of the Slim Family may be deemed to have the right to receive or the power to direct the receipt of dividends from, or the proceeds of the sale of any B Shares owned by Fundacion Telmex, Fundacion Carlos Slim, Instituto Carlos Slim de la Salud, the Telmex Trust, the Telnor Trust and the Control Trust. Except as otherwise disclosed herein, no person other than the Reporting Persons has or will have any right to receive or the power to direct the receipt of dividends from, or the proceeds of the sale of any B Shares owned by the Reporting Persons.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
On November 17, 2021, Caixabank, S.A. entered into a secured credit agreement with Soinmob Sociedad Inmobiliaria Espanola SAU, a subsidiary of Control Empresarial, for 170,000,000 Euro. Under the terms of this agreement, Control Empresarial has agreed to pledge and grant a security interest in certain collateral. As of December 17, 2024, there were 331,483,000 B Shares pledged as collateral.
Other than as set forth above, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Persons and between such persons and any person with respect to B Shares.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
1. The Powers of Attorney for the members of the Slim Family, GFI, Control Empresarial (f/k/a Inversora Carso, S.A. de C.V.), the Telmex Trust, the Telnor Trust, Fundacion Telmex, Fundacion Carlos Slim, Instituto Carlos Slim de la Salud and the Control Trust each filed as an exhibit to Amendment No. 43 are all hereby incorporated herein by reference.
2. Schedule 2 - Item 5(a) - Reporting Persons Interests
3. Schedule 3 - Item 5(c) - Transactions in Common Shares effected by the Reporting Persons.

## Signatures
- HELU CARLOS SLIM: /s/ Guillermo Rene Caballero Padilla, Guillermo Rene Caballero Padilla / Attorney-in-Fact (12/27/2024)
- Carlos Slim Domit: /s/ Guillermo Rene Caballero Padilla, Guillermo Rene Caballero Padilla / Attorney-in-Fact (12/27/2024)
- Marco Antonio Slim Domit: /s/ Guillermo Rene Caballero Padilla, Guillermo Rene Caballero Padilla / Attorney-in-Fact* (12/27/2024)
- Patrick Slim Domit: /s/ Guillermo Rene Caballero Padilla, Guillermo Rene Caballero Padilla / Attorney-in-Fact (12/27/2024)
- Maria Soumaya Slim Domit: /s/ Guillermo Rene Caballero Padilla, Guillermo Rene Caballero Padilla / Attorney-in-Fact (12/27/2024)
- Vanessa Paola Slim Domit: /s/ Guillermo Rene Caballero Padilla, Guillermo Rene Caballero Padilla / Attorney-in-Fact (12/27/2024)
- Johanna Monique Slim Domit: /s/ Guillermo Rene Caballero Padilla, Guillermo Rene Caballero Padilla / Attorney-in-Fact (12/27/2024)
- Grupo Financiero Inbursa, S.A.B. de C.V. ("GFI"): /s/ Guillermo Rene Caballero Padilla, Guillermo Rene Caballero Padilla / Attorney-in-Fact (12/27/2024)
- Control Empresarial de Capitales S.A. de C.V, formerly known as Inversora Carso, S.A. de C.V. ("Control Empresarial"): /s/ Guillermo Rene Caballero Padilla, Guillermo Rene Caballero Padilla / Attorney-in-Fact (12/27/2024)
- Trust No. F/0008 (the "Telmex Trust"): /s/ Guillermo Rene Caballero Padilla, Guillermo Rene Caballero Padilla / Attorney-in-Fact (12/27/2024)
- Trust No. F/0395 (the "Telnor Trust"): /s/ Guillermo Rene Caballero Padilla, Guillermo Rene Caballero Padilla / Attorney-in-Fact (12/27/2024)
- Fundacion Telmex, A.C. ("Fundacion Telmex"): /s/ Guillermo Rene Caballero Padilla, Guillermo Rene Caballero Padilla / Attorney-in-Fact (12/27/2024)
- Fundacion Carlos Slim, A.C. ("Fundacion Carlos Slim"): /s/ Guillermo Rene Caballero Padilla, Guillermo Rene Caballero Padilla / Attorney-in-Fact (12/27/2024)
- Instituto Carlos Slim de la Salud, A.C. ("Instituto Carlos Slim de la Salud"): /s/ Guillermo Rene Caballero Padilla, Guillermo Rene Caballero Padilla / Attorney-in-Fact (12/27/2024)
- Trust No. F/0126 (the "Control Trust"): /s/ Guillermo Rene Caballero Padilla, Guillermo Rene Caballero Padilla / Attorney-in-Fact (12/27/2024)